

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2025

Yifan Liang
Chief Financial Officer
Alpha & Omega Semiconductor Limited
Clarendon House, 2 Church Street
Hamilton HM 11, Bermuda

> **Re: Alpha & Omega Semiconductor Limited**
> **Form 10-K for the Fiscal Year Ended June 30, 2024**
> **File No. 001-34717**

Dear Yifan Liang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing